                                                    ---------------------------
                                                           OMB APPROVAL
                                                    ---------------------------
------                                                 OMB Number: 3235-0362
FORM 5                                               Expires: December 31, 2001
------                                               Estimated average burden
                                                    hours per response .... 1.0
                                                    ---------------------------

/ / Check box if no          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b).                        Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                  Starwood Hotels & Resorts Worldwide, Inc./    to Issuer (Check all applicable)
    Sternlicht, Barry S.                          Starwood Hotels & Resorts                      X  Director         10% Owner
                                                  HOT
---------------------------------------------------------------------------------------------   ----              ---
  (Last)          (First)          (Middle)   3. IRS or Social Security  4. Statement for        X  Officer (give    Other (Specify
   Starwood Hotels & Resorts Worldwide, Inc.     Number of Reporting        Month/Year          ----        title ---       below)
   1111 Westchester Avenue                       Person (Voluntary)         December 2000                   below)
-------------------------------------------                              -------------------
                 (Street)                                                5. If Amendment,                Chairman and CEO
                                                                            Date of Original           ------------------------
                                                                            (Month/Year)     7. Individual or Joint/Group Reporting
                                                                         February 14, 2001      (Check Applicable Line)

                                                                                                 X   Form filed by One Reporting
                                                                                                ---- Person
   White plains      NY             10604                                                            Form filed by More than One
   USA                                                                                          ---- Reporting Person
-------------------------------------------    -------------------------------------------------------------------------------------
  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                end of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

------------------------------------------------------------------------------------------------------------------------------------
Shares(1)                                                                                  127,464             D(2)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             1,645              1             (3)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           165,629              1             (4)
------------------------------------------------------------------------------------------------------------------------------------

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*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                             (Over)

                                                                               PAGE 1 OF 6                           SEC 2270 (7/96)

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative      2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                    sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                  Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                               Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                               Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                               ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                               Security                            and 5)                                                 (Instr. 5)
                                                                                 --------------------------------------
                                                                                 Date    Expira-              Amount or
                                                                 --------------- Exer-   tion       Title     Number of
                                                                  (A)     (D)    cisable Date                 Shares
------------------------------------------------------------------------------------------------------------------------------------
Options to Purchase Shares(1)  $21.810      03/03/00   A(5)    1,500,000          (5)    03/03/10   Shares(1) 1,500,000
------------------------------------------------------------------------------------------------------------------------------------
Class A Exchangeable Preferred
Shares (6)
------------------------------------------------------------------------------------------------------------------------------------
Class B Exchangeable Preferred
Shares (7)
------------------------------------------------------------------------------------------------------------------------------------
Class A RP Units of SLT Realty
Limited Partnership (8)
------------------------------------------------------------------------------------------------------------------------------------
Class B OP Units of SLC
Operating Limited
Partnership(6)
------------------------------------------------------------------------------------------------------------------------------------
Limited Partnership Units (10)
------------------------------------------------------------------------------------------------------------------------------------
Class A Exchangeable Preferred
Shares (6)
------------------------------------------------------------------------------------------------------------------------------------
Class B Exchangeable Preferred
Shares (7)
------------------------------------------------------------------------------------------------------------------------------------
Class A RP Units of SLT Realty
Limited Partnership (8)
------------------------------------------------------------------------------------------------------------------------------------
Class B OP Units of SLC
Operating Limited
Partnership (9)
-------------------------------------------------------------------------------------------------------
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (l)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

-------------------------------------------------------------------------------------------------------

                                7,579,500               D
-------------------------------------------------------------------------------------------------------

                                  235,950               D(11)
-------------------------------------------------------------------------------------------------------

                                  198,748               D(12)
-------------------------------------------------------------------------------------------------------

                                   23,937               D(13)
-------------------------------------------------------------------------------------------------------


                                   15,909               D(14)
-------------------------------------------------------------------------------------------------------
                                  616,242               D(15)
-------------------------------------------------------------------------------------------------------

                                    1,779                I                          (16)
-------------------------------------------------------------------------------------------------------

                                    1,498                I                          (17)
-------------------------------------------------------------------------------------------------------

                                      180                I                          (18)
-------------------------------------------------------------------------------------------------------


                                      120                I                          (19)
-------------------------------------------------------------------------------------------------------

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                           PAGE 2 OF 6      SEC 2270 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                    ---------------------------
                                                           OMB APPROVAL
                                                    ---------------------------
------                                                 OMB Number: 3235-0362
FORM 5                                               Expires:  December 31, 2001
------                                               Estimated average burden
                                                    hours per response .... 1.0
                                                    ---------------------------

/ / Check box if no          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, D.C. 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b).                        Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
Sternlicht, Barry S.                              Starwood Hotels & Resorts Worldwide, Inc./    to Issuer (Check all applicable)
                                                  Starwood Hotels & Resorts
                                                  HOT
---------------------------------------------------------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ---               ---
 Starwood Hotels & Resorts Worldwide, Inc.          Number of Reporting        Month/Year
 1111 Westchester Avenue                            Person (Voluntary)      December 2000        X Officer (give      Other (Specify
-------------------------------------------                               -------------------   ---         title ---        below)
                 (Street)                                                 5. If Amendment,           ----   below)
                                                                             Date of Original
                                                                             (Month/Year)                 Chairman and CEO
 White Plains        NY             10604                                  February 14, 2001           --------------------
-------------------------------------------    -------------------------------------------------------------------------------------
  (City)           (State)           (Zip)     7. Individual or Joint/Group Reporting
USA                                               (Check Applicable Line)
                                               X Form filed by One Reporting Person
                                               --
                                                 Form filed by More than One Reporting Person
                                               --
------------------------------------------------------------------------------------------------------------------------------------
                      TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-  3. Transac-   4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action     tion          or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date       Code          (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                              (Instr. 8)                                 end of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                            (Over)
                                                                                                    PAGE 3 of 6      SEC 2270 (7-96)

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
Limited Partnership Units (10)
------------------------------------------------------------------------------------------------------------------------------------
Phantom Shares              1-for-1     3/1/00        A       24,512            (21)   (21)     Shares(1)  24,512
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

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-------------------------------------------------------------------------------------------------------

   9. Number of           10. Ownership               11. Nature of
      Derivative              of Derivative               Indirect
      Securities              Security:                   Beneficial
      Beneficially            Direct (D)                  Ownership
      Owned at End            or Indirect (I)             (Instr. 4)
      of Year                 (Instr. 4)
      (Instr. 4)

-----------------------------------------------------------------------------
         207,876                I                           (20)
-----------------------------------------------------------------------------
          24,512                D
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                 /s/ Kenneth S. Siegel           12-7-01
                                                                                            ------------------------------- -------
                                                                                                Kenneth S. Siegel,
                                                                                                  Attorney-in-fact
                                                                                            **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently                                             Page 2
valid OMB number.                                                                                                    SEC 2270 (7-96)

                            EXPLANATION OF RESPONSES


Reporting Person    Sternlicht, Barry S.

Issuer Name         Starwood Hotels & Resorts Worldwide, Inc./Starwood Hotels &
                    Resorts
Address             Starwood Hotels & Resorts Worldwide, Inc.
                    1111 Westchester Avenue

                    White Plains, NY 10604
                    USA

Identification Number

Name and Address of         Issuer Name and Ticker      Statement for Month/Year
Reporting Person            or Trading Symbol           December 2000
Sternlicht, Barry S         Starwood Hotels & Resorts
Starwood Hotels & Resorts   Worldwide, Inc.
Worldwide, Inc.             Starwood Hotels & Resorts ("HOT")
1111 Westchester Avenue
White Plains, NY 10604

Explanation of Responses:

(1) Pursuant to the Agreement and Plan of Restructuring between Starwood Hotels & Resorts Worldwide, Inc. (the "Corporation"), ST Acquisition Trust, and Starwood Hotels & Resorts (the "Trust" and, together with the Corporation, "Starwood") dated as of September 16, 1998 and amended as of November 30, 1998, each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one Trust Share.

(2) Includes 2,950 Shares received by reporting person directly as a result of an in-kind distribution of Shares and other derivative securities by Starwood Opportunity Fund II, LP ("SOFI, II") (which is indirectly controlled by the reporting person) to its partners, including the reporting person (the "SOFI, II Distribution"). The reporting person previously reported an indirect beneficial ownership of 74,899 Shares held by SOFI, II.

(3) Shares reported are held by certain trusts established by the reporting person for the benefit of members of his immediate family and were received in connection with the SOFI, II Distribution.

(4) Shares reported are held by Starwood Capital Group, LLC, for the benefit of Mr. Sternlicht.

(5) Option to Purchase Shares granted pursuant to Starwood's LTIP. This option vests 1/3 on 12/31/00, 1/3 on the later of 12/31/01 or the date Share price reaches $25.59 and 1/3 on the later of 12/31/02 or the date Share price reaches $30.06.

(6) Class A Exchangeable Preferred Shares ("Class A EPS") are exchangeable for Shares at any time, subject to the right of Starwood to deliver cash in lieu of Shares, on a one-to-one basis, subject to adjustment in certain circumstances.

(7) Class B Exchangeable Preferred Shares ("Class B EPS") are exchangeable for Class A EPS at any time, subject to the right of Starwood to deliver cash in lieu of Class A EPS, on a one-to-one basis, subject to adjustment in certain circumstances. In addition, Class B EPS may, at the option of the holder or Starwood, be redeemed, from and after January 2, 2003, at a price equal to $38.50 per share.

(8) Class A RP units of SLT Realty Limited Partnership ("Class A Units") are exchangeable for Shares at any time, subject to the right of Starwood to deliver cash in lieu of Shares, on a one-to-one basis, subject to adjustment in certain circumstances. In addition, Class A Units are exchangeable at any time prior to January 2, 2003, for Class B EPS, subject to the right of Starwood to deliver cash in lieu of Class B EPS, on a one-for-one basis, subject to adjustment in certain circumstances.

(9) Class B OP Units of SLC Operating Limited Partnership ("Class B OP") are exchangeable for Shares at any time, subject to the right of Starwood to deliver cash in lieu of Shares, on a one-for-one basis, subject to adjustment in certain circumstances. In addition, Class B OP are exchangeable at any time prior to January 2, 2003, for Class B EPS, subject to the right of Starwood to deliver cash in lieu of Class B EPS, on a one-for-one basis, subject to adjustment in certain circumstances.

(10) Holders of limited partnership units ("Realty Units") of SLT Realty Limited Partnership ("SLT") and of limited partnership units ("Operating Units" and together with the Realty Units "Units") of SLC Operating Limited Partnership ("SLC") have the right to tender to the Trust and the Corporation all or a portion of the Units held by such holder. The Trust and the Corporation have the option to pay for such tendered Units by delivering Shares or cash or a combination of cash and Shares. Each Unit tendered is exchangeable for one Share or the value thereof.

(11) Includes 3,192 Class A EPS received directly by the reporting person in connection with distributions from certain limited partnerships (the "Partnership Distributions") which partnerships (the "Partnerships") the reporting person may be deemed to control. The reporting person previously reported indirect beneficial ownership of 2,179,187 Class A EPS held by the Partnerships.

(12) Includes 2,690 Class B EPS received directly by the reporting person in connection with the Partnership Distributions. The reporting person previously reported indirect beneficial ownership of 1,835,622 Class B EPS held by the Partnerships.

(13) Includes 326 Class A RP received directly by the reporting person in connection with the Partnership Distributions. The reporting person previously reported indirect beneficial ownership of 221,081 Class A RP held by the Partnerships.

(14) Includes 215 Class B OP received directly by the reporting person in connection with the Partnership Distributions. The reporting person previously reported indirect beneficial ownership of 147,012 Class B OP held by the Partnerships.

(15) Includes 84,124 Limited Partnership Units received directly by reporting person in connection with the Partnership Distributions. The reporting person previously reported indirect beneficial ownership of 2,163,820 Limited Partnership Units held by the Partnerships.

(16) Includes 1,779 Class A EPS received indirectly by certain trusts established by the reporting person for the benefit of members of his immediate family in connection with the Partnership Distributions. The reporting person previously reported indirect beneficial ownership of 2,179,187 Class A EPS held by the Partnerships.
                                                                     Page 5 of 6

                            EXPLANATION OF RESPONSES

Reporting Person  Sternlicht, Barry S.
Issuer Name       Starwood Hotels & Resorts Worldwide, Inc./Starwood Hotels &
                  Resorts
Address           Starwood Hotels & Resorts Worldwide, Inc.
                  1111 Westchester Avenue

                  White plains, NY 10604
                  USA

Identification Number

(17) Includes 1,498 Class B EPS received indirectly by certain trusts established by the reporting person for the benefit of members of his immediate family in connection with the Partnership Distributions. The reporting person previously reported indirect beneficial ownership of 1,835,622 Class B EPS held by the Partnerships.

(18) Includes 180 Class A RP received indirectly by certain trusts established by the reporting person for the benefit of members of his immediate family in connection with the Partnership Distributions. The reporting person previously reported indirect beneficial interest of 221,081 Class A RP held by the Partnerships.

(19) Includes 120 Class B OP received indirectly by certain trusts established by the reporting person for the benefit of members of his immediate family in connection with the Partnership Distributions. The reporting person previously reported indirect beneficial interest of 147,012 Class B OP held by the Partnerships.

(20) Includes 50,437 Limited Partnership Units received indirectly by certain trusts established by the reporting person for the benefit of members of his immediate family in connection with the Partnership Distributions. The reporting person previously reported indirect beneficial ownership of 2,163,820 Limited Partnership Units held by the Partnerships.

(21) Represents a portion of reporting persons' 1999 annual bonus that was credited to a deferred share account pursuant to the Corporation's Annual Incentive Plan for Certain Executives and which vest in three equal annual installments with the balance distributed in Shares to the reporting person on the earlier of December 31, 2002 or termination of employment.

                                                                     Page 6 of 6